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January 5, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

Re:	Metagenomi Technologies, LLC

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted December 11, 2023

CIK 0001785279

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Metagenomi Technologies, LLC (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on August 3, 2023, and resubmitted on September 7, 2023 and December 11, 2023 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated December 20, 2023, addressed to Brian Thomas, Ph.D. (the “Comment Letter”). The Company is concurrently publicly filing the Registration Statement on Form S-1 (the “Registration Statement”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Page references in the descriptions of the Staff’s comments refer to Amendment No. 2 to the Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 94

1.

We note that you intend to fund IND-Enabling studies for “certain of [your] current programs” with the proceeds from this offering. Please revise to specify which programs you intend to fund with proceeds from the offering.

RESPONSE: The Company respectfully advises the Staff that, once it has an estimated offering size, it will revise its disclosure on the use of proceeds from the offering and will more specifically identify its use of proceeds, which may include allocation to specific programs and/or product candidates, if applicable, that it expects that it will be able to advance using the proceeds from the offering. The Company respectfully advises the Staff that, at the Company’s current stage of preclinical development, a large proportion of its activities are cross-program (e.g. development of manufacturing, animal experiments) and generally are not allocated to specific programs or product candidates, unlike a company in the clinical development stage. However, the Company will provide details on some key programs and outline how far in development it expects to progress these programs.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7340.

Enclosures	Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	Brian C. Thomas, Ph.D., Metagenomi Technologies, LLC

Mitchell S. Bloom, Esq, Goodwin Procter LLP

Justin S. Platt, Esq, Goodwin Procter LLP

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